UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

December 30, 2009

Mr. Lawrence Lee
Chief Financial Officer
Synutra International, Inc.
2275 Research Blvd., Suite 500
Rockville, MD 20850

Re: Synutra International, Inc.
Registration Statement on Form S-3
Filed December 11, 2009
File No. 333-163677

Dear Mr. Lee:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you have outstanding a registration statement on Form S-3, file number 333-144983, filed July 31, 2007, that has not yet been declared effective. Please tell us what you intend to do with this registration statement.

2. We note that there are unresolved, outstanding staff comments on your Form 10-K for the fiscal year ended March 31, 2009 and your Form 10-Q for the fiscal quarter ended June 30, 2009, which were the subject of a comment letter from us dated October 28, 2009. Please provide us with responses to those outstanding comments. Please note that we will not act on any request for acceleration of effectiveness of your registration statements until you have resolved all prior comments.

Registration Statement on Form S-3 Filed December 11, 2009

Selling Stockholders, page 10

3. We note that Beams Power Investment Limited intends to resell 36,000,000 shares. Please provide us with an analysis as to why this transaction is not a primary offering with Beams Power Investment Limited, Xiuqing Ming and Liang Zhang (your Chairman and CEO) acting as underwriters. In your response, please be sure to compare the amount of shares being registered for resale on behalf of Beams Power with the amount of your public float.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Norman Gholson at (202) 551-3237 or me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief